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July 11, 2006	Alan L. Talesnick
303-894-6378
atalesnick@pattonboggs.com
BY EDGAR AND OVERNIGHT COURIER
Ms. Pamela A. Long
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Lifeline Therapeutics, Inc. Registration Statement on Form SB-2 File No. 333-126288 Amended February 3, 2006 and May 26, 2006 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Dear Ms. Long:
     On behalf of Lifeline Therapeutics, Inc. (the “Registrant”), this letter responds to the Staff’s comments in the Staff’s letter dated June 28, 2006 concerning the last outstanding comment with respect to (a) the Registrant’s Registration Statement on Form SB-2 filed with the Commission on June 30, 2005, as amended by Amendment No. 1 to Form SB-2 filed with the Commission on February 3, 2006 (collectively, the “Registration Statement”) and as amended by Amendment No. 2 to Form SB-2 filed with the Commission on May 26, 2006, and (b) the Registrant’s restated March 31, 2005 Form 10-QSB. Each of the two comment paragraphs in the Staff’s June 28, 2006 letter is repeated in this letter, with the Registrant’s response to that comment paragraph set forth immediately below it. All information included in the responses was provided by the Registrant.
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Ms. Pamela A. Long
July 11, 2006

First Paragraph of Comment
1.	We note that your response letter cites accounting guidance which states that the immediate impairment of acquired goodwill is possible depending on the underlying events and circumstances. In the April 4, 2006 conference call with Mr. Gerald Houston and the company’s auditors and legal counsel, we were advised that the minority shareholder was not permitted to participate in the October 26, 2004 reorganization due to concerns over the shareholder’s alleged prior NASD violations. The December 31, 2004 Form 10-QSB discloses that the minority shareholder threatened litigation against the Registrant and that the Registrant was negotiating to acquire the shareholder’s stock in the subsidiary in exchange for shares of the Registrant’s stock. This dispute was resolved in the March 10, 2005 settlement agreement whereby the shareholder received 1 million shares of the Registrant’s stock in exchange for his entire minority equity interest in the subsidiary. We were advised that there were no known documents that refute the shareholder’s claim of legal and valid ownership in the stock underlying his 19% equity interest. Therefore, the transaction was accounted for as the acquisition of a minority interest pursuant to paragraph 14 of SFAS 141. However, paragraph I.G. of the March 10, 2005 Settlement Agreement suggests that the primary reason that the Registrant acquired the minority interest was the “desire to avoid the uncertainty, time, and expense of litigating there dispute”. We note that the Settlement Agreement was signed by William Driscoll, President and founder of the company. Mr. Driscoll also approved the immediate impairment and signed the March 31, 2005 Form 10-QSB and certifications thereto. There is no indication that Mr. Driscoll now believes that the immediate impairment was incorrect. Please clarify for us how these factors corroborate your current position that the immediate impairment was an error.
     Response to First Paragraph of Comment. The factors referred to in the paragraph from the comment letter are consistent with the position that the immediate impairment was an error.
     The acquisition of the minority interest constituted the purchase of an asset of value that was undertaken for business reasons. At the time of the acquisition (March 10, 2005), the minority interest represented a 19% interest in a subsidiary that owned intellectual property for a product for which manufacturing operations had been initiated and product-launch activities were being scheduled. The subsidiary also controlled a relationship with the University of Colorado Health Sciences Center that was necessary to support the testing and launch of the Registrant’s product. (Other aspects of the value of the minority interest are set forth in the Registrant’s May 26, 2006 letter to the Staff.)

Ms. Pamela A. Long
July 11, 2006

     The shares of the Registrant’s stock that were issued to acquire the minority interest had a value. (See Quist Valuation report, contemporaneous trading market price of $9 on date of transaction, private placement transaction of $2 price set 6 to 8 weeks prior, etc.) This value did not totally disappear between the March 10, 2005 date of the transaction and March 31, 2005 — or at any time thereafter. Therefore, an immediate impairment for the total value of the transaction was an error.
     Instead of following the requirements set forth in SFAS 142, prior management utilized the Registrant’s closing price of its Series A common stock of $9.00 per share to value goodwill and also to subsequently impair it within the same period, the results of which were included in the Registrant’s March 31, 2005 Form 10-QSB. No external valuation of goodwill at March 31, 2005 took place until the filing of the June 30, 2005 Form 10-KSB.
     SFAS 142, Paragraph B69, states that the Financial Accounting Standards “Board noted that it would be difficult to explain why goodwill is written off immediately after having just been recognized as an asset. If goodwill had been worthless on the date of acquisition, it would not have met the assets definition and would not have been recognized. However, if goodwill had value initially, virtually no event other than a catastrophe could subsequently occur in which it instantaneously became worthless”.
     This point is discussed further at SFAS 142, Paragraph B70, which states, “[t]he [FAS] Board accordingly concluded that immediate write-off subsequent to initial recognition was not justifiable.” These paragraphs essentially prevent the situation and disclosures of the original Form 10-QSB for March 31, 2005 from occurring and thereby corroborate the Registrant’s position that SFAS 142 was erroneously applied in the March 31, 2005 Form 10-QSB.
     In addition, Interpretation 142.20-1 states “[a]t the Thirtieth Annual AICPA SEC Conference, Michael S. Thompson of the SEC staff indicated the staff’s view that an immediate impairment of acquired goodwill in a business combination is possible, but is expected to be a rare occurrence. For example, it might occur due to the use of the announcement date as the measurement date for securities issued in a business combination under the provisions of EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.” The support for an immediate impairment should include an analysis of the underlying events and circumstances (e.g., if caused by a decline in the market price of the acquirer’s stock issued to consummate the transaction, the support should include a discussion of the events and circumstances that caused the decline). The registrant should also pre-clear the impairment write-off with the SEC staff.”
     Current management believes that the original impairment was recorded without proper consideration of the facts and circumstances present at the time and without regard for the

Ms. Pamela A. Long
July 11, 2006

requirements of SFAS 142. For example, market value of the Registrant’s stock fluctuated widely during this period and the stock was thinly traded on the OTC market. Most importantly, the R&D behind product development, as is the case for most biotech companies, is not reflected in the balance sheet and failure to consider the value of this unrecorded asset in the evaluation for impairment at March 31, 2005 is erroneous. With all these considerations making valuation more difficult, management still did not seek outside assistance in the valuation process. An independent valuation could have been obtained to determine the value of goodwill, and prior management erred in electing not to do so. In addition, management made no attempt to seek pre-clearance with the SEC staff for the impairment as directed above.
     The Quist Valuation report states, “we conclude that the Company did not have an indication of potential goodwill impairment as of March 31, 2005.” When the March 31, 2005 Form 10-QSB was originally filed on May 23, 2005, prior management did not have a clear indication of potential goodwill impairment and erred in not following the requirements of SFAS 142 regarding impairment in the filing.
     The Staff also refers to William Driscoll, the former President of the Registrant. Mr. Driscoll is no longer an officer or director of the Registrant, and he does not have any business or personal affiliations with any of the current officers or directors. Other than 3 months of remaining severance and being a stockholder, Mr. Driscoll is no longer involved with the Registrant, and unless the Staff deems otherwise, the Registrant does not believe it would be appropriate to attempt to involve Mr. Driscoll in this matter.
Second Paragraph of Comment
We previously requested that the 1 million shares issued March 10, 2005 to Mr. Barber be valued in the financial statements at the $2 per share price the Registrant received in the contemporaneous private placement. Paragraph F1 of SFAS 141 describes fair value as the amount at which the stock could be sold for in a current transaction between willing parties. We agree with the company and with Quist Valuation that the March 10, 2005 OTC:BB price was not a reliable indicator of fair value since the stock was thinly traded and relatively illiquid. Therefore, the 2.5 million shares sold for cash at $2 per share in the January — April 2005 private placement would be the best indicator of fair value, consistent with the guidance cited above. Further, given that the private placement was being conducted at the same time that the Settlement Agreement was being negotiated, and given that the shares issued to Mr. Barber had the same registration rights as the shares in the private placement, it would appear likely that the $2 per share valuation was considered by Messrs. Driscoll and Barber in negotiating the settlement terms. Please also note that your Quist Valuation report is further evidence that the fair value of the shares issued to Mr. Barber was approximately $2 per share.

Ms. Pamela A. Long
July 11, 2006

Quist opined that the market value of the registrant’s stock was $36 million at March 31, 2005. The March 31, 2005 Form 10-QSB reports 18,111,064 shares of common stock outstanding on that date. The $36 million divided by the number of shares equals $1.99 per share. As previously requested, please revise the financial statements to value the transaction at $2 per share.
     Response to Second Paragraph of Comment. For the reasons indicated in the response to the First Paragraph above, the Registrant filed the restated Form 10-QSB to correct the error made by prior management of recognizing goodwill and immediately impairing it.
     In determining the appropriate valuation for the Registrant’s shares that were issued in payment for the minority interest, the private placement price of $2.00 is not applicable because this pricing was determined in mid-January of 2005. This pricing date was substantially prior to the March 10, 2005 date of the agreement for acquisition of the minority interest and was also prior to the development of any substantial consumer interest in the product, in which interest had begun to develop by March 10, 2005. Subsequent to June 30, 2005, in the course of completing the books and records for the audit for the fiscal year ended June 30, 2005, the management at that time determined that trading volume, as well as a discount with respect to acquiring a minority interest, should be considered in the evaluation of goodwill based on the trading price of the stock and, therefore, an error had been made in the valuation of the shares as of March 31, 2005.
     In filing the Form 10-KSB for June 30, 2005, the Registrant took a logical and professionally supported approach for determining value in accordance with “U.S. Private Equity Valuation Guidelines” from the Private Equity Industry Guidelines Group (December 2003). In order to obtain an equivalent one million shares of trading volume, the Registrant looked back 108 trading days from March 10, 2005, which was the most recent time period during which a total of one million shares had been traded. The weighted average trading price over the 108-day period was $7.08 per share. To address the effect of thinly traded stock, a marketability discount of 25% was applied to the weighted average trading price of $7.08 to arrive at the $5.31 valuation. Paragraph 46 of the above referenced document references a marketability discount of 0% — 30%, and given the thinly traded nature of the Registrant’s stock, the discount used is conservatively within the range. Accordingly, management determined that $5.31 per share was a reasonable price for the shares issued in the transaction.
     In the restated March 31, 2005 Form 10-QSB, the Registrant’s current management believes the methodology used and steps taken to arrive at a valuation and subsequent test of impairment follow the requirements set forth in SFAS 142 and is a reasonable basis of valuation.

Ms. Pamela A. Long
July 11, 2006

     Since the valuation approach taken in the June 30, 2005 Form 10-KSB and in the subsequently restated March 31, 2005 Form 10-QSB was reasonable and followed the requirements of SFAS 142, management respectfully requests that prior filings not be restated again to a different value for goodwill based on a different methodology, but instead, that the Registrant, in accordance with SFAS 142, continue to annually test for impairment of its goodwill.
     We would like to schedule a meeting to discuss the Registrant’s position at your earliest convenience. The management and Board of Directors of the Registrant have expended much time and effort, first in connection with the June 30, 2005 audit, and then in connection with the Staff’s comments to the Registration Statement, to approach this matter in a professional and diligent manner, including the retention of an independent appraisal firm. The Registrant believes that the resulting determinations are accurate and are in conformity with the applicable accounting principles and pronouncements, and that the Registrant’s stockholders and other members of the investing public should be entitled to the proper application of those principles and pronouncements.
     Please feel free to contact the undersigned at (303) 894-6378.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	Mr. Gerald Houston, Lifeline Therapeutics Ms. Peggy Topel, Gordon Hughes & Banks, LLP